SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

July 27, 2021

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications Announces Filing of a Shelf Prospectus in Israel

PARTNER COMMUNICATIONS ANNOUNCES FILING OF A
SHELF PROSPECTUS IN ISRAEL

Rosh Ha’ayin, Israel, July 27, 2021 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced that it has published a shelf prospectus after having received the Israeli Securities Authority and the Tel Aviv Stock Exchange approvals. The shelf prospectus allows the Company the flexibility to offer from time to time until July 2023 (or if extended by the ISA, subject to certain conditions, until July 2024) debentures, ordinary shares and other securities of the Company in Israel. Any offering of these securities in the future will be made pursuant to a supplemental shelf offering report which will describe the terms of the securities being offered and the specific details of the offering.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the “Securities Act”), or an exemption from the registration requirements of the Securities Act. Any offering of securities pursuant to the shelf prospectus and any supplemental shelf offering report will be made only in Israel to residents of Israel, will not be registered under the Securities Act and will not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from registration under the Securities Act.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Mr. Tamir Amar Deputy CEO & Chief Financial officer Tel: +972-54-781-4951	Mr. Amir Adar Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.ilinvestors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Deputy CEO & Chief Financial Officer

Dated: July 27, 2021